July 2, 2019

Fred A. Graham, III
Chief Financial Officer
Monitronics International, Inc.
1990 Wittington Place
Farmers Branch, TX 75234

       Re: Monitronics International, Inc.
           Registration Statement on Form S-4
           Filed on May 28, 2019
           File no. 333-231771
           Correspondence filed June 25, 2019

Dear Mr. Graham:

       We have reviewed your correspondence of June 25, 2019, and have the following comment. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form S-4, file no. 333-231771

General

1. We note your response to prior Comment One. Please provide us with the basis you relied upon to support your conclusion that the OTCQX tier of OTC Markets is an "interdealer quotation system of a registered national securities association" for purposes of Rule 13e-
       3(g)(2)(iii).
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Paul Fischer, Staff Attorney, at 202-551-3415, or Celeste
M. Murphy,
Legal Branch Chief, at 202-551-3257, with any questions.
 Fred A. Graham, III
Monitronics International, Inc.
July 2, 2019
Page 2




                                               Sincerely,
FirstName LastNameFred A. Graham, III
                                               Division of Corporation Finance
Comapany NameMonitronics International, Inc.
                                               Office of Telecommunications
July 2, 2019 Page 2
cc:       Adorys Velazquez
FirstName LastName